04015556

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/03 (MM/DD/YY) AND ENDING 02/29/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFS Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9495 E. San Salvador, Suite 100
(No. and Street)

Scottsdale, (City) Arizona (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy L. Grant (480) 860-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

3101 North Central Avenue, Suite 300 (Address) Phoenix, (City) AZ (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Timothy L. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFS Equities, Inc., as of February 29, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

C. J. BOYCE
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Commission Expires
April 13, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFS EQUITIES, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended February 29, 2004

DFS EQUITIES, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended February 29, 2004

CONTENTS

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of

DFS EQUITIES, INC.

We have audited the accompanying statement of financial condition of ***DFS Equities, Inc.*** at February 29, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the management of ***DFS Equities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***DFS Equities, Inc.*** at February 29, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
April 20, 2004

DFS EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

February 29, 2004

ASSETS

CASH	$	18,596
DEFERRED INCOME TAXES, net		-
TOTAL ASSETS	$	18,596

LIABILITIES

RELATED PARTY NOTE PAYABLE	$	4,000
ACCRUED EXPENSES		7,973
INCOME TAXES PAYABLE		50
TOTAL LIABILITIES		12,023

STOCKHOLDER'S EQUITY

CAPITAL CONTRIBUTED		
Common stock, no par value, authorized 1,000,000 shares, issued and outstanding 6,785 shares		10,000
Additional paid-in capital		28,425
TOTAL CAPITAL CONTRIBUTED		38,425
ACCUMULATED DEFICIT		(31,852)
TOTAL STOCKHOLDER'S EQUITY		6,573
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	18,596

See Notes to Financial Statements

DFS EQUITIES, INC.

STATEMENT OF OPERATIONS

Year Ended February 29, 2004

OPERATING FEES	$	7,560
OPERATING EXPENSES		7,622
LOSS FROM OPERATIONS		(62)
INTEREST INCOME		35
INTEREST EXPENSE		(360)
LOSS BEFORE INCOME TAXES		(387)
INCOME TAXES		
Current provision		50
Deferred provision (benefit)		(200)
Adjustment to deferred tax valuation allowance		200
TOTAL INCOME TAXES		50
NET LOSS	$	(437)

See Notes to Financial Statements

DFS EQUITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended February 29, 2004

	Common Stock		Additional		
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, February 28, 2003	6,785	$ 10,000	$ 28,425	$ (31,415)	$ 7,010
Net loss for the year ended February 29, 2004	-	-	-	(437)	(437)
Balance, February 29, 2004	6,785	$ 10,000	$ 28,425	$ (31,852)	$ 6,573

See Notes to Financial Statements

DFS EQUITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended February 29, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Fees collected	$	7,560
Interest income received		35
Cash paid to vendors		(6,962)
Income taxes paid		(45)
Net cash provided by operating activities		588
NET CHANGE IN CASH		588
CASH, BEGINNING OF YEAR		18,008
CASH, END OF YEAR	$	18,596

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net loss	$	(437)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in accounts receivable		360
Increase in accrued expenses		660
Increase in income taxes payable		5
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	588

See Notes to Financial Statements

DFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended February 29, 2004

(1) Company operations and summary of significant accounting policies

Company operations - ***DFS Equities, Inc.*** (the *Company*) was incorporated in the state of Arizona in June 1986. The *Company* was organized to act as a securities broker throughout Arizona. The *Company* is a member of the National Association of Security Dealers, Inc. (NASD).

Significant accounting policies followed by the *Company* are summarized as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions based on management's knowledge and experience. Actual results could differ from those estimates.

Cash - Cash includes cash, demand accounts, and money market accounts. Accounts at financial institutions are insured in limited amounts by the federal government.

Revenue recognition - Consulting and advisory fees are recognized in the period to which the fees relate.

(2) Related party note payable

Related party note payable consists of an unsecured 9% loan due to a partnership in which the sole stockholder of the *Company* is a partner. The note matures in December 2004. Interest expense incurred on this related party note payable was $360 for the year. Included in the accrued expenses in the accompanying statement of financial condition is $5,573 of accrued interest expense due to the partnership.

(3) Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between the financial and tax basis of certain accrued expenses and the availability of federal net operating loss carryovers. The deferred taxes represent future tax return consequences of these differences which will be taxable or deductible when the assets or liabilities are recovered or settled.

Deferred income tax assets are attributable to the following:

- The obligations for certain accrued expenses have no tax basis. Those accrued expenses will be deductible as payments are made.
- The federal net operating loss carryovers will provide future income tax benefits, as they are applied against future federal taxable income.

The provision for income taxes consists of:

Current provision:	
Federal	$ -
State	50
Total current provision	50
Deferred provision (benefit):	
Federal	(200)
State	-
Adjustment to deferred tax asset valuation allowance	200
Total deferred provision	-
Total income taxes	$ 50

DFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended February 29, 2004

(3) Income taxes (continued)

The components of the deferred income tax asset (liability) is as follows:

Current deferred income tax asset (liability):		
Net operating loss carryovers	$	3,700
Accrued expenses		1,900
Deferred tax asset valuation allowance		(5,600)
Net current deferred income tax asset	$	-

To realize the benefits of the deferred tax asset arising from the net operating loss carryovers, the *Company* must generate sufficient federal taxable income before the net operating loss carryovers expire. The generation of sufficient federal taxable income to offset the losses does not appear probable. A valuation allowance for the deferred tax asset has been established because realization of the deferred tax asset is not likely.

For income tax purposes, the *Company* has available approximately $21,100 in federal net operating loss carryovers that expire in the years 2005 through 2009.

(4) Net capital requirements

The *Company* is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At February 29, 2004, the *Company* had net capital of $6,573, which was $1,573 in excess of its minimum required net capital. The aggressive indebtedness to net capital was 1.83 to 1.0.

(5) Operating fees

The *Company* receives operating fees from a related entity in which the stockholder of the *Company* is also a member. The arrangement calls for the related entity to reimburse the *Company* for certain business expenses in exchange for certain brokerage activities. The *Company* received $7,560 from this related entity for the year.

(6) Leases

The *Company* leases office space on a month-to-month basis from a limited liability company in which the sole stockholder of the *Company* is a member. The lease is classified as an operating lease and provides for monthly rental payments of $25. Included in accrued expenses is $2,400 of rent payable due to the limited liability company. Rent expense incurred on this related party lease agreement was $300 for the year.

ADDITIONAL INFORMATION

DFS EQUITIES, INC.

ADDITIONAL INFORMATION

Year Ended February 29, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

TOTAL STOCKHOLDER'S EQUITY	$	6,573
LESS NONALLOWABLE ASSETS		-
NET CAPITAL		6,573
BASIC NET CAPITAL REQUIREMENT		(5,000)
EXCESS NET CAPITAL	$	1,573
AGGREGATE INDEBTEDNESS - LIABILITIES	$	12,023
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.83 to 1.00

No material differences exist between the audited computation of net capital and the unaudited computation of net capital on Part IIA of Form X-17A-5(D)(4) as of February 29, 2004.

See Independent Auditors' Report

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

To the Director of

DFS EQUITIES, INC.

In planning and performing our audit of the financial statements of ***DFS Equities, Inc.*** for the year ended February 29, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by ***DFS Equities, Inc.*** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because ***DFS Equities, Inc.*** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by ***DFS Equities, Inc.*** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of ***DFS Equities, Inc.*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which ***DFS Equities, Inc.*** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the *Company's* practices and procedures were adequate at February 29, 2004, to meet the SEC's objectives.

Our report recognizes that it is not practicable in a company the size of ***DFS Equities, Inc.*** to achieve all the division of duties and crosschecks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
April 20, 2004